Exhibit 13(f)

EXHIBIT A

INVESTOR P SHARES

Name of Fund	Service/Account Maintenance Fee	Distribution Fee
BlackRock Funds III
BlackRock LifePath® Index Retirement Fund	0.25%	None
BlackRock LifePath® Index 2020 Fund	0.25%	None
BlackRock LifePath® Index 2025 Fund	0.25%	None
BlackRock LifePath® Index 2030 Fund	0.25%	None
BlackRock LifePath® Index 2035 Fund	0.25%	None
BlackRock LifePath® Index 2040 Fund	0.25%	None
BlackRock LifePath® Index 2045 Fund	0.25%	None
BlackRock LifePath® Index 2050 Fund	0.25%	None
BlackRock LifePath® Index 2055 Fund	0.25%	None
BlackRock LifePath® Index 2060 Fund	0.25%	None
BlackRock LifePath® Index 2065 Fund	0.25%	None
BlackRock Index Funds, Inc.
iShares MSCI EAFE International Index Fund	0.25%	None
iShares Russell 2000 Small-Cap Index Fund	0.25%	None

Agreed to and accepted as of October 30, 2019.

EACH INVESTMENT COMPANY LISTED ABOVE ON BEHALF OF ITSELF AND ON BEHALF OF ITS FUNDS LISTED ABOVE

By:	/s/ John Perlowski
	Name:	John Perlowski
	Title:	President and Chief Executive Officer